Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Mail: P.O. Box 8888
Camp Hill, PA 17001-8888 USA

Telephone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

February 13, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jay Ingram, Attorney Advisor

Re:	Harsco Corp.
Definitive 14A
Filed on March 20, 2007
File Number 001-03970

Dear Mr. Ingram:

On February 6, 2008, Harsco Corporation (the “Company”) received the second comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated January 15, 2007 (the “Comment Letter”) with respect to its definitive proxy statement, filed March 20, 2007.

The Commission asked that the Company either respond to the Commission’s comments in the Comment Letter by January 28, 2008 or tell the Commission by that time when the Company will provide a response.  Since we are in the process of completing our Proxy Statement for our 2008 Annual Meeting, we intend to provide our response to the SEC by February 20, 2008 as we are scheduled to finalize and mail our Proxy Statement by mid-March.  Our proposed response date will enable the Company to fully and adequately respond to the Commission’s comment and allow the members of the compensation committee of our board of directors to have sufficient time to review the Company’s response.

If you have any questions regarding the foregoing, please contact the undersigned at (717) 763-7064.

Very truly yours,

/s/ Mark E. Kimmel

Mark E. Kimmel
Senior Vice President, General Counsel
  Chief Administrative Officer and
   Corporate Secretary